WHEN I WAS A HUMAN
2021 Report

Dear investors,

As you may have already learned from our newsletter, we recently attached the Hollywood film star Danny Trejo ("Machete," TV "Flash," etc.) to play the voice of Spike, the wise Pit-Bull, and best friend of the main character, Indy.

Following this announcement, the prominent online indie film marketplace, slated.com, selected our project to executive produce and guide us toward success. Our new EP, Jay Burnley, is the head of financing at slated.com and is a phenomenal ally to have.
We also acquired worldwide sales executives from Buffalo 8 to shop for the best distribution deal for the project. This alliance gives us a tremendous advantage as the distribution phase is known to be one of the most challenging stages of bringing the film production to financial success.
We are currently in the process of attaching another name talent to the movie, as well as casting other principal characters, and should have another announcement soon.

We need your help!

We still need help with financing the project. While we continue to package the film by attaching bankable actors and negotiating with potential investors, we raise funds via the Fiscal Sponsorship portal via From the Heart Productions (FTH) on https://aktpictures.wedid.it/ The contributions via the portal are tax-deductible and we ask for our Wefunder investors' continuing support! More details about tax-deductible donations for our project: https://en.aktpictures.com/

Sincerely,

Akemi K. Tosto

Executive Producer & Director

Our Mission

In 5 years, we hope the film will have generated substantial revenue worldwide with an income stream that continues to generate good annuities for investors.

See our full profile



How did we do this year?

Report Card

A-



The Good

Successfully completed the Wefunder campaign.

We utilized the fund raised to hire a well-known casting director essential to producing a financially viable film.

The raised fund helped us retain the services of a respectable entertainment law firm.



The Bad

We wished we could have raised more funds.

Lost one of our key crew members to a better-paying gig.

Difficulty finding the right accountant for our new tax filing needs.

2021 At a Glance

January 1 to December 31



$861
Revenue



$21,619 +13X
Net Profit



$3,600
Short Term Debt



$81,242
Raised in 2021



$66,912
Cash on Hand

INCOME	BALANCE	NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AKT Pictures LLC, an independent motion pictures company, produces a feature film currently entitled "When I Was a Human: the Movie."

In 5 years, we hope the film will have generated substantial revenue worldwide with an income stream that continues to generate suitable annuities for investors.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

AKT Pictures LLC was incorporated in the State of California in March 2018.

Since then, we have:

- The project is based on a critically acclaimed short film in global distribution. = Successful proof of concept

- Successfully completed and raised $81,242 on the equity crowdfunding platform Wefunder.

- The script for the project earned a high mark, scored by Hollywood professional writers on the independent film marketplace, Slated.com.

- Hollywood star attachments announced.

- Worldwide sales representative acquired.

- Hollywood/Japan joint production = International connections

- Relations with studios domestic and overseas, including WB, Universal, Sony Pictures, and Netflix.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $861 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in the fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $66,912, including $66,912 in cash. As of December 31, 2020, the Company had $598 in total assets, including $598 in cash.

- *Net Income.* The Company has had net income of $21,619 and net income of $1,476 for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $3,600 for the fiscal year ended December 31, 2021, and $0 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds." We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the Offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this Offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this Offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AKT Pictures LLC's cash in hand is $66,912 as of December 2021. Over the last three months, revenues have averaged $298/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,996/month, for an average burn rate of $7,698 per month. Our intent is to be profitable in 24 months.

Increased staffing levels, Hired a Casting Director, Producer's Assistant, and Marketing Director.

In the next 2-3 months, our main expenditure is expected to increase for attaching key talent, cast, and crew, averaging $10,000 a month. Once the principal cast is in place, we need $770,000 in capital to complete principal photography.

The film is projected to be profitable approximately one to two years after completion and distribution. We anticipate seeing a revenue stream by the end of 2023.

We have been fiscally wise about the start-up fund we raised and still have a reserve to finish the current project packaging process. The executive producer team from Slated.com and the worldwide sales agent from Buffalo 8 are standing by to complete the project's financing as soon as we have principal cast members locked in.

Net Margin: 2,511%	Gross Margin: 100%	Return on Assets: 32%	Earnings per Share: $Infinity	Revenue per Employee: $861
	Cash to Assets: 100%	Revenue to Receivables: ~	Debt Ratio: 5%	

📄 Financials_2021.pdf   📄 Financials_and_CPA_Review_Report_2019_and_2020_031521.pdf

We ❤ Our
98 Investors

Thank You For Believing In Us

Nancy Fulton	Roger Steciak	Raphaelle Tamura	Nate Nelson	Timothy P Kysela	Dave Dever	Lealofi Faiai
Andre Harrell	Danny Mathis	TaShauna Horton	Kevin Soto	Frank Kotlarsic	Adam McCurdy	Mike Kuettner
Nicola Lupis	Lynne Mar	Jorge Agraz	Kunihiko Kinugasa	Anusha Rasalingam	Shiro Nobunaga	Talia Abreu
Luis Sotolongo	Nina Rossetti	Oliver James Damian	Rob Fossey	Abdurrachman M	Luis Amarante	Hiroki Tajiri
Hiroko Yoshiaki	Isabel Casimiro	Dk (Debrakay) Punzi	Jimmy V	Hiroki Tajiri	Daniel Guido Flores	Federico Pastorino
Paul Burow	Amber Lingle	Marleny Franco	Kana Nagumo	David Dowell	Dmitri M. Johnson	J Jesus Gaspar JR
Dawn Ebner	Juliann McKenna	Donna M Simmons	Tony Matteucci	Amy Wolkenhauer	Stephen Ryfle	Don Durand
Natalie Agraz	Sae Tatsuzawa	Marc Wray	Mami Hosoda	Julie Nelson	Dipendra Tiwari	Lisa Azuma
Margaret Shinkle	Peter Tosto	Maho Morita	Joshua Madden	Keiko Takeuchi	Mike Andrews	Joseph R Pero
Jonathan Traupman	David Klein	Tomomi Hernandez	Izumi Sunaoka	Ichiro Yamazaki	John Hermann	ED AND MICHELLE WILEY
Bert Caine	Mariko Gillam	Fumika TANOKASHIRA	DOTTY HUDSON	Joseph Anthony	Hiromi Kashima	David Sandgren
Sharon Tosten	Troy BRYANT	Noriko Carroll	Ronda Williams	Adan Farrah	Richard Taddonio	Melvin Harrison
Jon Sims	Johannes Van Galen	Gus Thomas	Benjamin Everhart	Mahaveer Jagawat	Kenneth George Skinner	Naman Shah
Keith McCowen	Michael Quinn	Ritesh Gudla	Richard Surmont	Patrick Traynor	Alfred Starnes	Timothy Marsolais

Thank You!

From the When I Was a Human Team



in

Akemi Tosto

Executive Producer & Director



Maho Morita

Producer

Growing up as a niece of world-renowned film director, Nagisa Oshima, Maho worked on film sets but later became a film journalist. In recent years, she is a film critic of TV network shows and the programming director at the local movie theater.



John Hermann

Producer

John is a member of DGA and a film producer. He most recently produced the HBO's acclaimed new documentary series "McMillions" as well as "Standing Up, Falling Down," starring Billy Crystal that premiered at the 2019 Tribeca Film Festival.



Jorge Agraz

Associate Producer

Jorge grew up in the United States and Europe, holds degrees in Film Studies and History from Yale University. He has worked in production on commercials, feature films, and well-versed in computer science and technology.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Akemi Kozu Tosto	CEO @ AKT Pictures	2018

Officers

OFFICER	TITLE	JOINED
Akemi Kozu Tosto	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Akemi Kozu Tosto	Membership Interest	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2021	$81,242		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION		
Warrants:	0		
Options:	0		

Risks

We have broad discretion in the application of the proceeds from the offering. Our management has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of our company will be substantially dependent upon the discretion and judgment of our management with respect to the application and allocation of the net proceeds hereof.

The impact of the COVID-19 global pandemic could materially and adversely affect our business, financial condition and results of operations. The impact of disruptions associated with the ongoing COVID-19 global pandemic and measures to prevent its spread and mitigate its effects both domestically and internationally, and the resulting unprecedented economic uncertainty, affect the Company in a number of ways. We cannot accurately predict when theaters will be open, production will be possible or if and when our content will be released. We also may not be able to predict if we will be able to obtain insurance coverage for production if there are additional disruptions associated with COVID-19 or similar pandemics.

We are dependent upon our management and production teams and their departure could adversely affect our ability to operate. Our operations are dependent upon a relatively small group of individuals and in particular, Akemi Kozu Tosto, our sole managing member. We believe that our success depends on the continued service of such persons. In addition, our management and productions teams are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities. The unexpected loss of the services of one or more of such persons could have a detrimental effect on us.

Piracy. The piracy of our content, products or other intellectual property poses a significant challenge for us. Technological developments, such as the production of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in markets in the world that lack effective copyright and technical legal projections or enforcement measures, and illegitimate operators based on these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of our content, products and intellectual property or the products we license from others could result in a reduction of the revenues we receive from the legitimate licensing and distribution of our content and products. We devote substantial resources to protect our content, products and intellectual property, but there can be no assurance that our efforts to enforce our rights and combat piracy will be successful.

Competition. We face competition with respect to any film that we develop or commercialize. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in the production and marketing of films, and thus may be better equipped than us to develop and commercialize films. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. In general, demand for films is highly correlated with general economic conditions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which our film will be shown may adversely impact our consolidated financial results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investment in our company is speculative. Investors hereby may not realize a return on their investment and could lose their investment. Investors should carefully review all materials provided in connection with the offering and these risk factors and consult with their attorneys, tax advisors, and/or business advisors prior to investing.

We will rely on third parties for production and monetization of our film. We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, and other service providers for production and monetization of our products. These third parties may give more time and attention to other filmmakers who are better funded or better known. Finding third party partners can also be time consuming and result in delays and increased costs to the film project.

Filmmaking is a complicated and technical endeavor and, often, unforeseen difficulties will arise, causing budget and scheduling overruns. The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry inherently involves a substantial degree of risk. Commercial success is primarily determined by broad distribution and audience reaction, which is often unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as the availability of talent and crew, available channels of distribution, competition, general socioeconomic conditions, political events, pandemics, wars, acts of terrorism and other events over which we may have no control.

We may not generate sufficient revenues, or any revenues, that would enable you to recover your investment or make a profit. The business of the Company is based upon the development and monetization of a single film property. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations we have or will enter into, including payments of royalties, licensing fees, production fees and other expenses. The payment of all such expenses will need to occur before we generate any net profits that may be distributed to investors.

Cautionary Note Regarding Forward-Looking Statements

The disclosures herein contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact but instead represent only our management's current beliefs regarding future events. By their nature, forward-looking statements involve

inherent risks, uncertainties and other important factors that may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events or the non-occurrence of anticipated events. Forward-looking statements include, without limitation, statements concerning future plans, objectives, goals, projections, strategies, events or performance, and underlying assumptions and other statements related thereto. Statements preceded by, followed by or that otherwise include the words "anticipates," "appears," "are likely," "believes," "estimates," "expects," "foresees," "intends," "plans," "projects" and similar expressions or future or conditional verbs such as "would," "should," "could," "may," or "will," or the negatives thereof, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Important factors that could cause actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements include, without limitation, the risks and uncertainties described under "Risk Factors" below from 2 - 15.

We may end up with insufficient funds to continue operations. We may not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we might cease operations and you may lose your investment. Even if we raise the total amount we are seeking, such amount may be insufficient for our operating needs and we might need to raise more funds in the future. The terms of such potential future offerings may result in a diminishment in the value of your investment because later investors might get better terms.

No operating history. We were formed as a limited liability company in 2018 and we have no history upon which an evaluation of our prospects and future performance can be made. Our previous operations are unrelated to our future intended operations and are therefore not indicative of our future success. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the inception of a business operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase significantly for the near future. There can be no assurances that we will ever operate profitably. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company. Furthermore, past performance by our management and production teams and their affiliates is not a guarantee that we will become profitable or be able to successfully consummate production of the picture.

Limited operating scope. The business of our company is based upon the development and monetization of a single film. Our company does not intend to engage in operations other than those relating to the production of such film. Accordingly, all of the business prospects of our company rely on the successful monetization of a single film. If such film is not successfully produced or is not popular with consumers and audiences, you may lose all of your investment.

Future fundraising may affect the rights of investors. In order to fully fund our business plan, the Company may raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. We may procure debt financing secured by the assets of the Company, including the film rights. Such amounts would be reduced from our revenues in calculating any net profits and our ability to generate or pay investors may therefore be contingent upon first repaying any such debt and contractual obligations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the Profit Participation Interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from securityholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As solely a holder of Profit Participation Interests in the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon Management to manage the Company so as to maximize value for investors. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of Management. If Management and the Sole Member authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, Management will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of Management to its securityholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will only hold Profit Participation Rights, and thus be limited as to its ability to control or influence the governance and operations of the Company (if at all).

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by the Manager and its officers ("Management") and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the Profit Participation Interests of the Investor in

the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

The Sole Member may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Sole Member and/or Manager may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and dissolve the Company. The Sole Member may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to the Sole Member. The Sole Member may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, we may perform valuations of our securities that take into account factors such as the following:

- unrelated third party valuations of our such securities;
- the price at which we sell other securities, in light of the rights, preferences and privileges of our those other securities relative to those of such securities being valued;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of such securities;
- the hiring of key personnel and the experience of our management;
- the risk inherent in the development, production, distribution and/or expansion of the Picture or our business;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

AKT Pictures LLC

- California Limited Liability Company
- Organized March 2018
- 1 employees

4329 Van Nuys Blvd. Suite 5
Sherman Oaks CA 91403

http://en.aktpictures.com

Business Description

Refer to the When I Was a Human profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

When I Was a Human is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.